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January 30, 2023

Via EDGAR Submission and Email

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Christina Chalk

Re:	AMARIN CORP PLC\UK PREC14A filed January 18, 2023 Filed by Sarissa Capital Catapult Fund LLC, et al. SEC File No. 01-12392

Dear Ms. Chalk:

This letter is submitted on behalf of Sarissa Capital Management LP (“Sarissa Capital”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Sarissa Capital’s preliminary proxy statement (the “Preliminary Proxy Statement”) regarding Amarin Corporation plc (the “Company”), as set forth in the Staff’s letter, dated January 25, 2023, to Russell L. Leaf (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment.

PREC14A filed January 18, 2023

Proposal 1 - Removal of Chairman Per Wold-Olsen From the Board, page 6

1.
Your disclosure indicates that pursuant to the Company's governing instruments, the Board is limited to 15 members. If Proposal 1 is not approved, but Proposals 3 through 9 pass, there would be more than 15 Board members. Disclose what would happen in that case, or revise the proxy statement and proxy card to indicate some aspect of conditionality among the proposals.

Response to Comment No. 1: Sarissa Capital respectfully acknowledges the Staff’s comment and advises the Staff that it has updated its disclosure in the Preliminary Proxy Statement filed on January 27, 2023 to disclose that if Proposal 1 is not approved, but Proposals 3 through 8 pass, the Company will not put Proposal 9 before the General Meeting.

Brussels Chicago Frankfurt Houston London Los Angeles Milan New York Palo Alto Paris Rome San Francisco Washington

Christina Chalk
January 30, 2023
Page | 2

Proposals 3 through 9 - Election of Directors, page 6

2.
Clearly disclose how long these director nominees will serve if elected to the Board.

Response to Comment No. 2: Sarissa Capital respectfully acknowledges the Staff’s comment and advises the Staff that it has updated its disclosure in the Preliminary Proxy Statement filed on January 30, 2023 to disclose, consistent with the corresponding disclosure in the Company’s preliminary proxy statement, that if the director in question is re-elected at each annual general meeting at which he or she is required to retire, then his or her appointment could be for an unlimited period.

3.
Expand to discuss your nominees' plans for the Company if they are elected to the Board, and to describe the specific actions they will advocate for despite their minority status.

Response to Comment No. 3: Sarissa Capital respectfully acknowledges the Staff’s comment and advises the Staff that it has updated its disclosure in the Preliminary Proxy Statement filed on January 30, 2023 in response to the Staff’s comment.

4.
Refer to the last paragraph on page 6. Expand to fully describe the indemnification obligations of the Beneficial Owners to participants in this solicitation and their affiliates. See Item 5(b) of Schedule 14A.

Response to Comment No. 4: Sarissa Capital respectfully acknowledges the Staff’s comment and advises the Staff that it has updated its disclosure in the Preliminary Proxy Statement filed on January 30, 2023 to expand the disclosure regarding the indemnification obligations of the Beneficial Owners to participants in this solicitation and their affiliates.

How to Vote, page 11

5.
Describe the method by which shareholders can "lodge" their proxies at the offices of the Company's registrars. For example, clarify if proxies can be transmitted via email or facsimile or whether they must be mailed to the address provided in England.

Response to Comment No. 5: Sarissa Capital respectfully acknowledges the Staff’s comment and advises the Staff that it has updated its disclosure in the Preliminary Proxy Statement filed on January 27, 2023 to disclose that proxies must be delivered by hand or by post.

General

6.
Please include a Background section discussing the events and contacts between the parties leading up to this solicitation.

Response to Comment No. 6: Sarissa Capital respectfully acknowledges the Staff’s comment and advises the Staff that it has updated its disclosure in the Preliminary Proxy Statement filed on January 30, 2023 to discuss the substantive events and contacts between the parties leading up to this solicitation.

7.
Revise to provide the disclosure required by Item 23 of Schedule 14A.

Response to Comment No. 7: Sarissa Capital respectfully acknowledges the Staff’s comment and advises the Staff that it has updated its disclosure in the Preliminary Proxy Statement filed on January 30, 2023 to address the delivery of documents to securityholders sharing an address.

*          *          *

Christina Chalk
January 30, 2023
Page | 3

Please do not hesitate to call me at (212) 728-8593 or Jared Fertman at (212) 728-8670 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Russell L. Leaf

Russell L. Leaf Willkie Farr & Gallagher LLP

cc: Sarissa Capital Management LP